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June 30, 2022

VIA EDGAR

Christine Westbrook

Daniel Crawford

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for Fiscal Year Ended December 31, 2021

Filed April 28, 2022

File No. 001-12158

Dear Ms. Westbrook and Mr. Crawford:

On behalf of Sinopec Shanghai Petrochemical Company Limited (the “Company”), this letter responds to your letter, dated June 1, 2022 (the “Comment Letter”), regarding the above-referenced filing on Form 20-F (the “Annual Report”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 20-F for the for the fiscal year ended December 31, 2021

Part I

Certain Terms and Conventions, page 1

1.	Please amend your disclosure here to include Hong Kong and Macau in the definition of “China” or the “PRC.”

Response: The Company respectfully acknowledges the Staff’s comment and intends to revise its disclosure to remove the definition of China and the PRC from its Annual Report.

Item 3.C. Risk Factors, page 2

2.

Please amend to provide summary risk factors that disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and intends to add the following risk factor under the Risk Factors heading on page 2 of the Annual Report:

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights.

We are a joint stock limited company incorporated in China, our controlling shareholder is China Petroleum & Chemical Corporation, which is in turn controlled by China Petrochemical Corporation. Our management makes decisions with respect to our business strategies and operations in accordance with applicable laws and regulations, listing rules, and industrial policies based on procedures stipulated in our articles of association and other corporate governance documents and polices. All major corporate matters relating to our business operations are (i) submitted for the approval of our board of directors, which is required to review and approve certain operational matters, to convene general meetings of shareholders and to present certain matters to the shareholders for their approval, in each case in accordance with our articles of association, (ii) approved by resolutions adopted by our board of directors and/or shareholders, as appropriate, and (iii) carried out under the supervision of our board of supervisors. Because our business strategies are formulated, and our business operations are conducted, based on and pursuant to applicable laws and regulations and industrial policies, any changes thereto that bear on our business operations will likely have an impact on our business and our results of operations.

As an integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or through the exercise of its supervisory power over our industries. The PRC government continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission.

In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and we cannot assure you there will not be material adverse effects on our operations and profitability. The Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Version) currently in effect (the “Negative List”), while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies.

In addition, the Measures for the Security Review of Foreign Investments (“Security Review Measures”), which were issued by the PRC government and came into effect on January 18, 2021, provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provide that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under the said measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.53% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly-traded H shares or ADSs. Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business have not been substantively affected by the Security Review Measures. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made by such foreign investors.

In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, currently in effect, as a PRC company with equity securities listed in the PRC and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission for any public offering of equity securities to foreign investors. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

In light of the dynamic nature of the Chinese economy and the continuing development of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. Certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process. However, we cannot assure you that the rules or policies finally adopted will not adversely affect our business operations. The new regulations and policies or the amendment of current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies. They may also subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to environmental protection and carbon emissions, which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.

Specifically, the PRC government has recently taken various legislative initiatives in the area of data security and to address market monopoly concerns.

•

With respect to data security protection, the revised Measures for Cybersecurity Review (the “Measures”) took effect on February 15, 2022 and provide that critical information infrastructure operators must evaluate potential risks that the deployment of any products and services will have on national security prior to the procurement of such products and services, and must apply for a cybersecurity review if such products and services affect or may affect national security. “Online platform operators” must apply for a cybersecurity review if any of their data processing activities affects or may affect national security. If an “online platform operator” that is in possession of personal data of more than one million users intends to list its securities on a foreign stock exchange, it must apply for a cybersecurity review. However, the Measures have not clarified if any follow-on offering of ADSs by us will be regulated as a “listing shares on a foreign stock exchange” or whether public companies already listed overseas would be subject to regular cybersecurity reviews.

•

With respect to anti-monopoly laws and regulations, the PRC Anti-monopoly Law prohibits monopolistic activities by market participants such as the entering into monopoly agreements, the abuse of dominant market position and anti-competitive activities that have or may have an effect of eliminate or reduce competition. In addition, the National Development and Reform Commission, the State Administration of Market Regulation and the Cyberspace Administration of China (the “CAC”), among others, jointly issued the Several Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy, which embodies legislative and regulatory anti-monopoly initiatives in relation to the “platform economy.” The Opinions on Promotion of the Standardized, Sound and Sustainable Development of Platform Economy focuses on the following aspects of the platform economy: formulation and promulgation of regulations on the prohibition of unfair online anti-competitive activities; future issuance of detailed rules applicable to data processing activities conducted by online platform enterprises; the formulation of regulations on pricing; the investigation on monopoly and unfair competition activities; and the enforcement against monopolistic agreements, abuse of dominant market position and unlawful market concentration. During the reporting period of this annual report, we have not received from the CAC, the Ministry of Public Security or its local counterparts, or any industrial regulatory authorities, any notices imposing administrative penalties against us or demanding any remedial actions be taken in relation to data security matters.

We do not believe the abovementioned rules have any material impact on our capacity to operate our business in the ordinary course, obtain foreign investment, or maintain our listing overseas.

3.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please amend to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to the response to Comment No. 2.

4.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please amend your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to the response to Comment No. 2.

5.

We note your disclosure on page 57 that all of your directors and officers “reside outside of the United States (principally in China).” Please add risk factor disclosure highlighting the risks that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to other non-U.S. jurisdictions. Additionally, if your officers, directors and other members of management are located in China, please include a summary risk factor disclosing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

Response: The Company respectfully acknowledges the Staff’s comment and intends to add the following risk factor:

Certain judgments obtained against our directors and/or officers by our shareholders may not be enforceable.

We are a company limited by shares incorporated under the laws of China. The majority of our directors and other members of management reside within China or Hong Kong. As a result, your ability to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise, or the procedures in relation thereto, may be subject to uncertainties. Even if you are successful in bringing an action of this kind, whether you can successfully, pursuant to the laws of the PRC or Hong Kong enforce a judgment against our directors and officers in China is subject to substantial uncertainty.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act..., page 8

6.

Please amend to disclose that you have been named on the list of Commission Identified Issuers under the Holding Foreign Companies Accountable Act available on our website at https://www.sec.gov/hfcaa.

Response: The Company respectfully acknowledges the Staff’s comment and intends to revise the disclosure on page 9 of the Annual Report in the following manner:

On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. On December 16, 2021, the PCOAB determined that it is unable to inspect or completely investigate registered public accounting firms headquartered in China, including our auditor. Because our auditor is subject to such determination by the PCAOB, we have been identified as a Commission-Identified Issuer for the fiscal year ended December 31, 2021. Under the final rules enacted by the SEC pursuant to the HFCA Act, Commission-Identified Issuer securities will be delisted and/or have a trading halt imposed as soon as practicable after it is classified as a Commission-Identified Issuer for three consecutive years. However, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive classification years required for triggering the prohibitions under the HFCA Act from three years to two years. During such period of time we would need to identify and engage an accounting firm that is subject to PCAOB inspections to avoid such trading prohibition.~~the PCAOB designated China and Hong Kong as jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections. If the SEC determines that, for any year commencing with our 2021 fiscal year our auditors were not subject to inspection by the PCAOB, then we will be required to comply with the disclosure requirements set forth in these rules and establish that we are not owned or controlled by a governmental entity in our jurisdiction. The SEC will publicly identify companies subject to these disclosure requirements on the SEC’s website. An initial trading prohibition would not be imposed until we have been identified by the SEC in this manner for three consecutive years, during such period of time we would need to identify and engage an accounting firm that is subject to PCAOB inspections to avoid such trading prohibition.~~

Item 4.B. Business Overview, page 13

7.

Please amend to provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: The Company respectfully acknowledges the Staff’s comment and intends to add the following disclosure to Item 4.B of its Annual Report. The Company also respectfully advises the Staff that the Company does not use variable interest entities.

As an integrated petroleum and petrochemical company operating in China, our business operations may be directly affected by new laws and regulations covering our industries that are enacted by the PRC government or the exercise of its supervisory power over our industries. The PRC government continues to exercise certain controls over the petroleum and petrochemical industry in China. These control mechanisms include periodically setting the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reform and improvement of pricing mechanisms of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy. We cannot assure you that these control mechanisms will not have a material adverse effect on our operations and profitability.

The Negative List, while requiring enterprises incorporated in China and operating in industries that are subject to foreign investment prohibition to obtain approval from relevant competent government authorities for their overseas securities offerings and listings, does not prohibit or impose restrictions on foreign investments in the petroleum and petrochemical industries. However, we cannot rule out the possibility that the PRC government may in the future amend and revise PRC laws and regulations in this area to advance new energy security policies. In addition, the Security Review Measures provide that a foreign investor must seek the approval of the competent PRC regulatory authorities prior to investing in key energy and resources sectors that have national security implications where such investment will result in such investor obtaining actual control over the invested enterprises. The Security Review Measures also provides that PRC regulatory authorities should enact implementing rules applicable to the acquisition by foreign investors of publicly-traded securities of listed companies that have or may have national security consequences, and pending the enactment of such implementing rules, there are uncertainties as to whether there are restrictions on open-market purchase of our publicly-traded ADSs by foreign investors under the said measures. Given that Sinopec Corp., our controlling shareholder, and its concert parties currently hold approximately 50.53% of our outstanding shares, we do not expect any foreign investor will be able to obtain control over us by investing in our publicly traded H shares or ADSs. Meanwhile, other than approvals and filing processes required under prevailing PRC laws and regulations, our ability to transfer money or other assets out of China or enter into business transactions with non-Chinese parties in the ordinary course of our business has not been substantively affected by the Security Review Measures. If the PRC government, in keeping with its national security policy, promulgates new laws and regulations in the future to regulate and restrict our ability to enter into cross-border transactions or obtain foreign investments, we may be required to make adjustments to our operating and financing plans, which may in turn affect our business operations and financial position, and have material impacts on the value of our ADSs. If, in the future, foreign investments in petroleum and/or petrochemical industries in China become prohibited or restricted, investors in our ADSs may need to seek exit for their investments in accordance with applicable laws and regulations, which may result in a significant decline in the price of our ADSs and materially and adversely affect the value of the investments made by such foreign investors.

In light of the dynamic nature of the Chinese economy and the continuing development of the PRC legal system, the PRC authorities may promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general. Certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process. However, we cannot assure you that the rules or policies finally adopted will not adversely affect our business operations. The new regulations and policies or the amendment of current ones may at times only afford a short period for transition or adjustment, and may influence the implementation of our established business plans and operation strategies. They may also subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to environmental protection and carbon emissions, which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operational efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, there may be a material change in our operations and the value of our ADSs.

8.

Please amend to prominently disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act because the PCAOB determined that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose that you are named on the list of Commission Identified Issuers under the HFCAA.

Response: The Company respectfully acknowledges the Staff’s comment and intends to add the following disclosure to Item 4.B of its Annual Report:

Commission-Identified Issuer

The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that that it is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China (the “PCAOB PRC Determination”). Our auditor is subject to the PCAOB PRC Determination. As a result, our ADSs may be delisted or prohibited from trading in the over-the-counter trading market in the United States under the HFCA Act, the occurrence or threatened occurrence of which may materially affect the value of our securities.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules apply to certain registrants, or the Commission-Identified Issuers, that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Because our auditor is subject to the PCAOB PRC Determination, we have been identified as a Commission-Identified Issuer for the fiscal year ended December 31, 2021.

Under the final rules enacted by the SEC pursuant to the HFCA Act, Commission-Identified Issuer securities will be delisted and/or have a trading halt imposed as soon as practicable after it is conclusively classified as a Commission-Identified Issuer for three consecutive years. However, on June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Furthermore, the SEC may propose additional rules or guidance that could impose more stringent disclosure requirements or more unfavorable delisting and/or trading prohibition timeline under the HFCA Act regime.

As stated above, our auditor is subject to the PCAOB PRC Determination and as a result we are classified as a “Commission-Identified Issuer.” Therefore, investors may lose confidence in our financial statements and reporting, the price of our securities may be adversely affected and our securities could be delisted or prohibited from being traded over-the-counter under the HFCA Act. Further, uncertainties relating to potential legislative changes in this area could cause the market price of our ADSs to be materially affected and our securities to be delisted or prohibited from trading earlier than the timeframe that is currently provided under the HFCA Act. In the event of the delisting of our securities or the prohibition of our securities from trading, investors in our ADS will need to dispose of their ADSs or exchange their ADSs for our H shares on applicable terms and conditions and may suffer significant loss on their investment. If any investor fails to exchange any of our ADSs for our H Shares for any reason, such ADSs may become worthless due to their loss of liquidity on the NYSE.

9.

Please amend to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between your company, your parent company and your subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to your company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also disclose if you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures.

Response: The Company respectfully acknowledges the Staff’s comment and intends to add the following disclosure to the “Liquidity and Capital Resources” section under Item 5. Operating and Financial Review and Prospects of its Annual Report.

(1) Transfer of Cash through Our Organization

Sinopec Shanghai Petrochemical Co Limited is a joint stock limited company incorporated in China, and operates its business in China in accordance with the scope of business as set forth in its articles of association. The Company directly and indirectly owns equity interests in its PRC subsidiaries, and there is no variable interest entity within the group. All cash flows among the Company, the parent company, the subsidiaries represent equity contributions, dividends and distributions, loans and other cash flow items underlying business activities made during the ordinary course of their business. The Company is not a holding company established solely to hold equity interest in its operating subsidiaries but an operating company and independently generates revenue from its business operations. The Company is not solely relying on dividends and distributions declared and paid by its subsidiaries to satisfy its needs of funding. Having considered the status of its business operation and financial management, the Company has established a centralized treasury system within the group with the aim to effectively coordinate the fund and budget management at group level based on consolidated funding and budgeting regime, for the purpose of maintaining a sufficient cash reserve for the Company while optimizing funding management efficiently. As of December 31, 2021, the Company directly owns more than 90% of total consolidated assets and more than 95% of the consolidated cash and cash equivalents of the group. For the year ended December 31, 2021, the Company directly generated more than 85% of the total consolidated revenue of the group. Therefore, the Company can continue to generate sufficient funding for its business operations. On the other hand, the day-to-day sales from the Company’s business include inter-segment sales in the ordinary course of business, which are eliminated during the preparation of its consolidated financial statements and therefore will not be reflected under the line items of its consolidated revenues. As a result, the Company believes the preparation of cash flow and transfer of assets between the company and its subsidiaries is not meaningful to investors.

As disclosed on pages 28 to 29 of the Form 20-F, our parent company, China Petroleum & Chemical Corporation (“Sinopec Corp.”) is the largest integrated petroleum company in China. Any cash flow and transfer of assets between our company and our parent company mainly involves (1) distribution of dividends based on shareholding and (2) funds transfer in the normal course of business. As disclosed on page 4 of the Form 20-F, our parent company has from time to time provided a variety of services to us, including the supply of raw materials, product distribution and sales agency, project design and installment service, petrochemical industry related insurance and financial services. We also sell oil and petrochemical products to Sinopec Corp. and its affiliates. These businesses are carried out on normal commercial terms and are in compliance with the relevant regulatory requirements in all material respects, and therefore the corresponding fund flows are not subject to any additional restrictions. Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures have been separately disclosed in Note 33 Related-party transactions of Item 17. Financial Statements.

(2) Dividend Distribution Policy

According to the articles of association, our board of directors will determine the payment of dividends, if any, with respect to our shares on a per share basis. Any final dividend for a financial year shall be subject to shareholders’ approval. The board may declare interim and special dividends at any time under general authorization by a shareholders’ ordinary resolution. A decision to declare or to pay any dividends in the future and the amount of any dividends will depend on our results of operations, cash flows, financial condition, the payment by our subsidiaries of cash dividends to us, future prospects and other factors which our directors may determine to be important.

For holders of our H shares, cash dividend payments, if any, shall be declared by our board of directors in Renminbi and paid in Hong Kong dollars. The depositary will convert the Hong Kong dollar dividend payments and distribute them to holders of ADSs in US dollars, less expenses of conversion.

The Company may distribute dividends in the following forms: cash, shares or other forms provided by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution. The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty percent of the net profit of the Company in the current year. Dividends in the form of shares will be distributed to the depositary and, except as otherwise described in the Deposit Agreement, will be distributed by the depositary in the form of additional ADSs, to holders of ADSs. The Company will be required to, pursuant to applicable PRC laws and regulations, withhold 10-20% dividend tax (based on the status of the shareholder) for dividends paid to holders of H shares (including ADSs representing such H shares), and make filing pursuant to applicable foreign exchange control procedures for the payment of such dividends. In addition, ADS holders will be required to pay applicable service fees in relation to the distribution of cash dividends pursuant to the Deposit Agreement for the Company’s American Depositary Shares.

In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure that foreign investors’ investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Legal, Regulatory or Political Risk Factors — If the Chinese government changes current regulations that allow us to make payments in foreign currencies, we may be unable to obtain the foreign currency necessary for our business.”

Since the Company’s shares were listed in Hong Kong and the U.S. in 1993, the Company has distributed dividends to its shareholders over 25 times, and has never experienced any restrictions.

10.

Please amend to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve you or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company respectfully acknowledges the Staff’s comment and intends to add the following disclosure to Item 4.B of its Annual Report:

Permits and Approvals

We are required to obtain permits and approvals for the operation of our business pursuant to applicable PRC laws, regulation and industrial policies. The following chart sets forth our current licenses, allowing us to operate our business in certain places and industries:

License	Underlying Business/Activities	Competent/Approving Authority
Port Operation License	Providing wharf facilities, storage, etc. for ships	Authorities of transportation

Newspaper Publishing License	Newspaper publishing	Authorities of press and publication

Power Business License	Engaging in power business	Authorities of energy management

Water-taking License	Using water resource	Authorities of water management

Radiation Safety License	Using specific radioactive sources	Authorities of environment protection management

Pollutant Discharge License	Discharging pollutants into the environment	Authorities of ecological environment management

Work Safety License	Safe production activities	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)

Safety Production License for Hazardous Chemicals	Production of hazardous chemicals	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)

National Industrial Product Production License	Industrial Product Production	Authorities of quality and technology management

Mobile Pressure Vessel Filling License	Low pressure liquefied gas filling	Authorities of Work Safe Regulation and Supervision (Ministry of Emergency Management and its counterparts)

Shanghai Port Shoreline Use License	Using shoreline	Authorities of port management

We have obtained all approvals and permits that are material for our business operations under the PRC laws and regulations, and we have not been subject to any material administrative penalties from the PRC regulatory authorities. In addition, pursuant to the Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares promulgated in 1994, currently in effect, as a PRC company with equity securities listed in the PRC and the U.S., we are required to obtain the prior approval of the China Securities Regulatory Commission (the “CSRC”) for any public offering of equity securities to foreign investors. In addition, we may be subject to legal liabilities under the PRC Securities Law if our offering or the trading of our securities overseas is deemed to “disrupt the order of PRC domestic market and harm legitimate rights and interests of PRC domestic investors”. We have received from the CSRC the approval for our public offerings of equity securities in the past. We are required to continue to comply with the provisions of the PRC Securities Law and we remain subject to the supervision of the PRC regulatory authorities. However, we cannot assure you that we can timely receive such approval if we wish to make any new equity offerings in the future.

Pursuant to the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on December 24, 2021, collectively, the Overseas Listing Rules, the abovementioned Special Regulations of the State Council concerning Offering and Listing of Shares Overseas by Companies Limited by Shares will be replaced upon the effectiveness of the Overseas Listing Rules. The Overseas Listing Rules provides that our overseas refinancing activities may be subject to a filing process within three business days after their completion. However, it is uncertain when and in what form the Overseas Listing Rules will be enacted. If we fail to obtain any requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you that there will not be material negative impacts on our financial condition and result of operations, or a significant decline in the value of our ADSs. Furthermore, we cannot assure you that PRC authorities will not promulgate new laws to further regulate the listing of our ADSs, or impose new compliance obligations for us to maintain the listing of our ADSs. Certain of our actions in relation to our overseas listing may also constitute a violation of PRC Securities Law or other relevant laws, and as a consequence, subject us to penalties, including without limitation fines, limitations on our ability of financing activities, or the suspension or termination of certain aspects of our business operations, which may in turn result in substantial difficulty for us to maintain our listing overseas. Any measures taken by the PRC authorities to regulate or exert more control over securities offerings conducted overseas and foreign investments in China-based issuers may limit or hinder our ability to offer or continue to offer securities to investors, and the price of our ADSs may decline significantly, leading to a material adverse effect on the value of investments in our ADSs by investors.

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If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1585 or SLesmes@mofo.com.

Sincerely,

/s/ Scott Lesmes
Name: Scott Lesmes

Cc:	Du Jun, Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited

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